May 1, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Larry Greene

    Re:  Tortoise Energy Capital Corporation – Shelf Registration Statement on Form N-2 (File Nos. 333-149315 & 811-21725) (the “Shelf Registration Statement”)

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”),  Tortoise Energy Capital Corporation (the “Registrant”) hereby requests that the effective date of the Shelf Registration Statement referenced above be accelerated so that it will be declared effective on May 4, 2009, or as soon as practicable thereafter, after notification by telephone to the Staff that the Shelf Registration Statement is correct and complete with the exception of information omitted in reliance upon Rule 430A, which will be provided in a final prospectus or prospectus supplement at the time of offering.  As of the date above, there is no managing or principal underwriter for any of the Registrant’s securities that may be offered pursuant to the Shelf Registration Statement.  Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Shelf Registration Statement at the time of offering.

With respect to the Registrant’s request for acceleration of the effective date of the Shelf Registration Statement, please be advised that the Registrant acknowledges that:

(1)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)           should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
May 1, 2009
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(4)           the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TORTOISE ENERGY CAPITAL CORPORATION

By:	/s/ P. Bradley Adams
P. Bradley Adams, Assistant Treasurer